Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated November 24, 2015, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 24, 2015	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague - November 24, 2015

Aegon appoints Allegra van Hövell-Patrizi as Chief Risk Officer

Aegon today announces the appointment of Allegra van Hövell-Patrizi (41, Italian) as Chief Risk Officer and member of the Management Board, effective as of January 1, 2016. Her responsibilities will include managing Aegon’s Risk and Actuarial functions, together with overseeing the Group’s Risk Structuring & Transfer capabilities. Ms. van Hövell-Patrizi joins Aegon from Prudential plc where she was Group Risk Director, having previously held various risk management positions.

Tom Grondin (46, Canadian) will become Chief Financial Officer for Aegon’s operations in Asia and will step down from Aegon’s Management Board. As CFO for the region, he will be responsible for finance and overall balance sheet management activities. Mr. Grondin has been Aegon’s Chief Risk Officer since 2003 and on Aegon’s Management Board since 2013.

“I want to thank Tom for his immense contribution in building up Aegon’s risk management function. We are pleased that he will be in a key position to help us continue the successful growth of our Asian business,” said CEO Alex Wynaendts. “I’m also delighted that Allegra will be joining us as Chief Risk Officer. She brings a wealth of highly relevant experience and expertise to this key leadership position, and will play a central role as Aegon continues to enhance its business.”

Ms. van Hövell-Patrizi’s appointment is subject to regulatory approval.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.